Exhibit 99.21

CONSENT OF SCOTT C. ELFEN
The undersigned hereby consents to the use of and references to his name in connection with the Technical Report Summary (TRS) listed below, and the information derived, summarized, quoted or referenced from the TRS, or portions thereof, that the undersigned prepared, supervised the preparation of and /or that was reviewed and approved by the undersigned, and that is incorporated by reference in Registration Statement No. 333-289969 on Form F-10, in Registration Statement No. 333-264821 on Form S-8 and in the Annual Report on Form 40-F of Ero Copper Corp., including in the Annual Information Form filed as an exhibit thereto, being filed with the United States Securities and Exchange Commission.
1.Technical Report on the Tucumã Project (formerly known as the Boa Esperança Project) entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021 (TRS)

Yours truly,

/s/ Scott C. Elfen
Scott C. Elfen, P.E.
Ausenco Engineering Canada ULC
(formerly known as Ausenco Engineering Canada Inc.)

Dated: March 30, 2026